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                              March 15, 2024

       Peter D. Seymour
       Chief Financial Officer
       Douglas Emmett, Inc.
       1299 Ocean Avenue, Suite 1000
       Santa Monica, CA 90401

                                                        Re: Douglas Emmett,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-33106

       Dear Peter D. Seymour:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2023

       Note 6. Investment in Unconsolidated Fund, page F-22

   1.                                                   Your disclosure
describes your interest in Partnership X as unconsolidated. Please tell us how you considered
whether you obtained a controlling financial interest now that you own a 53.8% equity
interest in Partnership X as a result of purchasing an additional 20.2%
                                                        equity interest on
December 31, 2023. Please cite the applicable accounting guidance in your response.
       Note 17. Commitments, Contingencies and Guarantees
       Legal Proceedings, page F-36

   2.                                                   Your disclosure
indicates that you are currently in litigation with the insurance providers in 2020 for Barrington
Plaza to recover certain costs associated with reconstruction.
                                                        Please tell us how you
determined that it was not necessary to disclose any lawsuit(s)
                                                        brought by tenants of
Barrington Plaza to block the evictions.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Peter D. Seymour
Douglas Emmett, Inc.
March 15, 2024
Page 2

action by the staff.

       Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNamePeter D. Seymour                       Sincerely,
Comapany NameDouglas Emmett, Inc.
                                                         Division of
Corporation Finance
March 15, 2024 Page 2                                    Office of Real Estate
& Construction
FirstName LastName